SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2019

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Matters Relating to the Amendment to the Progressive Electricity Rate Structure for the Residential Sector and the Electricity Tariff System

1. Regarding the Amendment to the Progressive Electricity Rate Structure for the Residential Sector

The government of the Republic of Korea (the “Government”) and Korea Electric Power Corporation (“KEPCO”) have formed a taskforce consisting of members from the public and the private sectors (the “Taskforce”) to (i) reduce the Korean citizens’ residential electricity charges during the summer resulting from the progressive electricity rate structure for the residential sector and (ii) assess various proposals to amend such progressive rate structure. As requested by the Government, the Board of Directors of KEPCO has reviewed the final recommendation by the Taskforce on June 28, 2019. The final recommendation by the Taskforce consists of raising the use ceilings of the first two tiers of the current three-tier tariff system in July and August (the first tier’s ceiling to increase by 100 kilowatt hours and the second tier’s ceiling to increase by 50 kilowatt hours). The proposed amendment is expected to take effect from July 2019 upon the approval by the Government.

Along with the efforts to reduce the residential electricity charges during the summer, KEPCO also plans to prepare a proposition for a sustainable tariff system that does not impose a financial burden on KEPCO. The proposition is aimed to be prepared by the first half of 2020 and will include (i) a reasonable adjustment of the rate discount applicable for the residential customers with low electricity usage and (ii) an introduction of the tariff system to the residential sector that is responsive to the demand in a given season or time (the “time-of-use tariff”). KEPCO has requested the Government’s cooperation in this regard. The Government has stated that it will take measures pursuant to the relevant laws and regulations if KEPCO (i) conducts fact-finding studies including investigating the relationship between the use of electricity and consumer income, (ii) devises a supplement policy for the economically or otherwise disadvantaged customers and (iii) requests an approval for an adjustment of the rate discount applicable for residential customers with low electricity usage and an introduction of the time-of-use tariff to the residential sector by the first half of 2020.

2. Regarding the Amendment to the Electricity Tariff System

The Board of Directors of KEPCO resolved the matters set out below in order to mitigate KEPCO’s financial loss incurred by the pending amendment to the tariff system, and to alleviate the financial burden on KEPCO, as well as to implement a reasonable electricity tariff system and to enhance the predictability in regards to the electricity tariff system for the investors. Details of the agenda proposed by a non-standing director and resolved by the Board of Directors of KEPCO are as follows:

•	To abolish or modify the rate discount applicable to the residential customers with low electricity usage;

•

To abolish the progressive rate system applicable to the residential sector or to modify the system by, for example, introducing a system where customers, upon individual assessments of their electricity usage, can select which tariff system to subscribe to;

•

To amend the current tariff structure, which does not fully reflect the cost of producing electricity, in a realistic way to improve the nation’s energy consumption efficiency and ensure the principle of users fairly paying for the benefit of using the electricity;

•

To prepare a proposition reflecting the above in order to apply to amend the terms and conditions for electricity supply (the “Terms and Condition for Electricity Supply”) by November 30, 2019 and to seek to obtain the Government’s approval by June 30, 2020; and

•	To disassociate the electricity tariff from energy welfare and to seek to address the issue of welfare separately from the electricity tariff system as earliest as possible.

The schedule for the amendment of the Terms and Conditions for Electricity Supply provided in the above resolutions under “Regarding the Amendment to the Electricity Tariff System” is subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Kab-soon
Name:	Kim, Kab-soon
Title:	Vice President

Date: July 2, 2019